

1030 Stevens Creek Road
Augusta, Georgia 30907
Telephone (706) 826-6817
Fax (706) 826-7816



February 18, 2008

Brian S. Belanger
Associate General Counsel
Direct Dial: (706) 826-6816
*brian.belanger@husqvarna.com*

VIA U.S. MAIL (Return Copy Requested)

**SUPPL**

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
United States of America

Re: **Husqvarna AB (publ) - Annual Update of Information Pursuant to Rule 12g3-2(b)(iv) – File No. 082-34966**

Ladies and Gentlemen:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "**SEC**") on behalf of Husqvarna AB (publ.) (the "**Company**"), a company organized under the laws of the Kingdom of Sweden ("**Sweden**"). The Company currently claims the exemption from registration under the Securities Exchange Act of 1934 (the "**Exchange Act**") provided by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iv), enclosed herewith as *Exhibit A* is a revised list of the information described in clauses (A), (B) and (C) of subparagraph (b)(1)(i) of Rule 12g3-2, as it applies to the Company. For ease of reference, this revised list has been marked to show changes against the list of such information last furnished to the SEC (with strikethrough text indicating deletions and double-underlining indicated additions).

All information and documents contained in or furnished by this letter are being furnished under paragraph (b)(1) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned at 706-826-6816 or Olle Wallén (General Counsel and Secretary to the Board of Husqvarna AB) at 011-46-8-738-8350.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter.



Very truly yours,

Brian S. Belanger

**EXHIBIT A**

**Disclosure requirements applicable as from January 1, 2008**

| Type of Information, Report or Event | Required Date of Release | Entity Requiring Publication or Distribution | Nature of Disclosure* |
|---|---|---|---|
| Annual report (including Corporate governance report and Report on internal controls) | To be furnished to the ~~Stockholm Stock~~OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority at the latest simultaneously with the distribution, if any, of the annual report to the shareholders or when the annual report otherwise is published. Any shareholder is entitled to receive a copy of the annual report if he or she so request as from two weeks prior to the annual general meeting each year. | Swedish law, the ~~Stockholm Stock~~OMX Nordic Exchange Stockholm, the Swedish Financial Supervisory Authority and the Swedish Code of Corporate Governance | (i), (ii), (iii) upon request |
| Interim reports | Immediately after adoption by the Board. | Swedish law ~~and~~, the ~~Stockholm Stock~~OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority | (i), (ii), (iii) upon request |
| Forecast (if any) | Immediately after adoption by the Board or at a Shareholders' meeting; an update immediately after the anticipation of any significant change even if a forecast has not been earlier released. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |
| Half-year report | Immediately after adoption by the Board. | Swedish law ~~and~~, the ~~Stockholm Stock~~OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority | (i), (ii) |
| Year-end report | Immediately after adoption by the Board. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |

* Information that must be (i) made public, (ii) filed with the ~~Stockholm Stock~~OMX Nordic Exchange Stockholm or (iii) distributed to security holders is indicated by (i), (ii) or (iii) respectively.

| Type of Information, Report or Event | Required Date of Release | Entity Requiring Publication or Distribution | Nature of Disclosure* |
|---|---|---|---|
| | | | |
| Press release after the shareholders' meeting in respect of resolutions on dividends, changes in the board of directors and auditors, and other information that is of significance for the stock market | Immediately after the shareholders' meeting. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |
| Changes in the articles of association | Not later than the same day as notice is given to shareholders of the shareholders' meeting at which the resolution on the change to the articles of association is to be made. | Swedish law and the ~~Stockholm Stock~~OMX Nordic Exchange Stockholm | (i), (ii) |
| Criticism, objection or reservation by the auditors | Immediately, if the objection or reservation relates to circumstances which may be of significance for a valuation of the Company's listed shares. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |
| A qualified auditors' report, *i.e.* if there is any reservation or if the auditors do not unanimously recommend the adoption of the balance sheet, the profit and loss account, the board of director's proposal for the allocation of the company's profits or losses or the discharge from liability for the board of directors and the managing director | Immediately after the accounts have been handed over to the board of directors. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |

| **Type of Information, Report or Event** | **Required Date of Release** | **Entity Requiring Publication or Distribution** | **Nature of Disclosure*** |
|---|---|---|---|
| Any public offer to acquire shares (a) if the Company is the bidder | (a) Immediately following the decision of the board of directors. The stock exchange should be informed in due time prior to a publicly announced offer in order to be able to monitor trading. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (a) (i), (ii) |
| (b) if the Company is the target | (b) Immediately if the Company has been informed that a third party plans to make a public offer to the shareholders of the Company, such plan has not been published and where there are reasonable grounds to assume that the plan will be carried out. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (~~b~~i) (ii) |
| Any change in major shareholdings by the Company in other listed companies (*i.e.* the minimum threshold is five per cent) | No later than 9.00 am on the banking day immediately following the day of sale or purchase~~and, under The Swedish Financial Instruments Trading Act, within seven days of sale or purchase.~~. Any changes in the shareholding of the Company have to be made public on the last trading day of each calendar month. | Swedish law and the OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) and to the issuing company |
| Any deal or agreement between the Company and persons closely associated with the Company | Immediately. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |
| Resignation or election of a member of the board of directors, deputy board member, auditor, CEO, managing director or chairman of the board | Immediately. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |
| Decision on listing or delisting made by another stock exchange or delisting decided by the ~~Stockholm Stock~~OMX Nordic Exchange Stockholm | Immediately. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |

| Type of Information, Report or Event | Required Date of Release | Entity Requiring Publication or Distribution | Nature of Disclosure* |
|---|---|---|---|
| | | | |
| Where the Company's activities are changed to such a significant degree that the company may objectively be deemed to constitute a new undertaking | Within a reasonable period of time present information; (a document corresponding to a prospectus must be filed). | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |
| If the Company's shares are listed at the ~~Stockholm Stock~~OMX Nordic Exchange Stockholm **and** another foreign stock exchange | All notices must be communicated to both stock exchanges simultaneously. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |
| Information that is likely to materially affect the impression of the company's situation created by previously published information or otherwise affect the valuation of the Company's listed shares provided to or received from another marketplace, court or authority and the information becomes public at such marketplace, court or authority | Immediately. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |
| All decisions or events that could significantly affect the Company's share/market price or significantly affect the overall price or significantly affect the overall picture of the Company and its subsidiaries taken as a whole in comparison with the account of the Company given in the most recent financial information made public | The ~~Stockholm Stock~~OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority must be informed immediately, and the information must be published as soon as possible. | The OMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |
| Notices to shareholders' meetings (both general and extraordinary) | In connection with the issue of the notice to the shareholders' meeting. | Swedish law and the OMX Nordic Exchange Stockholm | (i), (ii), (iii) if also sent by post |

| Type of Information, Report or Event | Required Date of Release | Entity Requiring Publication or Distribution | Nature of Disclosure* |
|---|---|---|---|
| | | ~~Stock Exchange~~ | |
| Where the board of directors or the shareholders' meeting has adopted a resolution in respect of the issuance of traded securities or where the board of directors decides to propose such a resolution to the shareholders' meeting, the company shall publish the resolution, the reasons for the issue, the principal terms and conditions for the issue and the party/parties to whom the issue is directed | Immediately. | The QMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |
| Document containing or referring to all information that the Company in pursuance of the listing has made public during the last twelve months | Annually not later than 20 working days after the publication of the annual report. | Swedish law and the Swedish Financial Supervisory Authority | (i) |
| The Company's resolution at a general shareholders' meeting (or a decision by the board of directors to utilize any authorizations) to purchase or sell the Company's own shares | Immediately. | The QMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |
| All acquisitions and transfers involving the Company's own shares that have occurred | As soon as possible, and not later than 30 minutes before the exchange opens on the trading day immediately following the purchase or sale. | The QMX Nordic Exchange Stockholm ~~Stock Exchange~~and the Swedish Financial Supervisory Authority | (i), (ii) |
| Time and location of shareholders' meeting | As soon as the board of directors has decided to hold an extraordinary shareholders' meeting~~.~~ ~~Not~~ but not later than the time of the third quarter report ~~when it comes to an ordinary~~regarding an annual general meeting. | The Swedish Code of Corporate Governance | (i) |
| The names of the members of the Company's nomination | At least six months before the annual general meeting. | The Swedish Code of Corporate | (i) |

| **Type of Information, Report or Event** | **Required Date of Release** | **Entity Requiring Publication or Distribution** | **Nature of Disclosure*** |
|---|---|---|---|
| committee. If a member represents a particular owner, that owner's name is to be stated. The replacement of a member and the corresponding information about the new member is to be provided. | | Governance | |

END